Western Asset Inflation Management Fund Inc.
Sub-item 77C

Western Asset Inflation Management Fund Inc.
Announces Results of Annual Meeting: Shareholders
Elect Directors and Vote Against Merger
Recommendation Proposal

NEW YORK - Business Wire - March 1, 2011 Western Asset Inflation Management Fund Inc. (NYSE: IMF) announced today the results of the annual meeting of shareholders held on February 28, 2011. Shareholders voted at that meeting to elect Directors of the Fund (Proposal No. 1) and voted against a shareholder proposal recommending a merger of the Fund with an open-end fund (Proposal No.
2).

Jeswald W. Salacuse and Dr. Riordan Roett were elected as Class III Directors of Western Asset Inflation Management Fund Inc. by owners of the Fund's common stock to hold office until the annual meeting of shareholders in the year 2014 or thereafter when respective successors are duly elected and qualified (Proposal No. 1).

Also considered by shareholders at the annual meeting was an advisory proposal (Proposal No. 2) to merge the Fund with an existing open-end mutual fund, Legg Mason Western Asset Global Inflation Management Fund. Of the 5,138,537 votes cast for Proposal No. 2, 75.44% voted against the proposal and 23.31% voted to approve the proposal.

ISS Proxy Advisory Services, a leading independent proxy voting and corporate governance firm, recommended shareholders vote "against" this proposal as recommended by the Fund's Board of Directors. In making its recommendation, ISS stated "While approval of the shareholder proposal would eliminate the discount at which the fund's shares trade, this is not proper justification to convert the fund to an open-end fund. The costs associated with converting the fund, in addition to the potential risks to long-term shareholder value, outweigh the potential benefits of the conversion." Additionally, ISS noted that "The Fund has experienced success in reducing the discount from net asset value."

Western Asset Inflation Management Fund Inc. is a non-diversified, closed-end management investment company managed by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company, an affiliate of the investment manager.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.leggmason.com/cef.

Data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC,
1-212-857-8087